SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549




                                   FORM 8-A/A

                               (Amendment No. 1)


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         FISHER SCIENTIFIC INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)


                        Delaware                     02-0451017
         (State of incorporation or organization)   (IRS Employer
                                              Identification No.)


         Liberty Lane, Hampton, New Hampshire                   03842
         (Address of principal executive offices)          (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the
         Act:


           Title of each class                   Name of each exchange on which
           to be so registered                   each class is to be registered

           Preferred Share Purchase Rights       New York Stock Exchange




       Securities to be registered pursuant to Section 12(g) of the Act:


                                          None
                                    (Title of Class)





         Item 1.   Description of Securities To Be Registered.

                   On August 7, 1997, Fisher Scientific International Inc., a Delaware corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with FSI Merger Corp., a Delaware corporation ("FSI"). The Merger Agreement contemplates, among other things, the merger of FSI with and into the Company (the "Merger"). In connection with the Merger Agreement, the Board of Directors of the Company approved a First Amendment, dated as of August 7, 1997 (the "First Amendment"), to the Rights Agreement, dated as of June 9, 1997 (as amended, the "Rights Agreement" (except where the context otherwise requires)), between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). The First Amendment provided, among other things, that FSI and its Affiliates (as defined in the Rights Agreement) would not be deemed an Acquiring Person (as such term is defined in the Rights Agreement).

                   The following is a description of the Company's Rights Agreement, as amended.

                   On June 9, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend was payable on June 19, 1997
         (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Company at a price of $190 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the Rights Agent.

                   Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than FSI and its Affiliates) (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the out-standing Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evi-denced, with respect to any of the Common Share certificates


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         outstanding as of the Record Date, by such Common Share cer-tificate with a copy of this Summary of Rights attached thereto.

                   The Rights Agreement provides that, until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incor-porating the Rights Agreement by reference. Until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being at-tached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribu-tion Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distri-bution Date and such separate Right Certificates alone will evidence the Rights.

                   The Rights are not exercisable until the Distribu-tion Date. The Rights will expire on the earlier of June 8, 2007 and immediately prior to the Effective Time (as defined in the Merger Agreement) (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

                   The Purchase Price payable, and the number of Pre-ferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Pre-ferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities con-vertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or
         (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding reg-ular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of sub-scription rights or warrants (other than those referred to above).

                   The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exer-cise of each Right are also subject to adjustment in the



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         event of a stock split of the Common Shares or a stock divi-dend on the Common Shares payable in Common Shares or subdi-visions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                   Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation pay-ment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, con-solidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                   Because of the nature of the Preferred Shares' div-idend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

                   In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will there-after be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

                   At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's



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         preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                   With certain exceptions, no adjustment in the Pur-chase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Com-pany, be evidenced by depositary receipts) and in lieu there-of, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                   At any time prior to the acquisition by a person or group of affiliated or associated persons (other than FSI and its Affiliates) of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                   The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the hold-ers of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of
         (i) the sum of .001% and the largest percentage of the out-standing Common Shares then known to the Company to be ben-eficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may ad-versely affect the interests of the holders of the Rights.

                   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to re-ceive dividends.

                   The Rights Agreement, dated as of June 9, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, pursuant to which the Rights were issued, is filed as Exhibit 1.1 to the Company's Registration Statement on Form 8-A, dated June 9, 1997. The First Amendment is attached as Exhibit 1.2 to this Amendment No. 1 to Form 8-A. The foregoing summary of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are hereby incorporated herein by this reference in their entirety.


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         Item 2.  Exhibits.

              1.1 Rights Agreement, dated as of June 9, 1997, between Fisher Scientific International Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B (incorporated by reference to the Company's Registration Statement on Form 8-A dated June 9, 1997.

              1.2 First Amendment to Rights Agreement, dated as of August 7, 1997, between Fisher Scientific International Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (filed herewith).







































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                                   SIGNATURE



                   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         Dated:  August 8, 1997

                                    FISHER SCIENTIFIC INTERNATIONAL INC.



                                    By:       /s/ Paul M. Meister
                                          Name:   Paul M. Meister
                                          Title:  Senior Vice President
                                                  and Chief Financial
                                                  Officer



































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                               INDEX TO EXHIBITS




         1.1 Rights Agreement, dated as of June 9, 1997, between Fisher Scientific International Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B (incorporated by reference to the Company's Registration Statement on Form 8-A dated June 9, 1997.

         1.2  First Amendment to Rights Agreement, dated as of
              August 7, 1997, between Fisher Scientific
              International Inc. and ChaseMellon Shareholder
              Services, L.L.C., as Rights Agent (filed herewith).